EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

Date of Transaction	Transaction	Shares of Common Stock	Price Per Share
10/18/2024	SELL	21,117	11.26
10/21/2024	SELL	10,000	11.22
10/22/2024	SELL	3,380	11.21
12/02/2024	SELL	10,000	11.25
12/13/2024	Tender	1,792,894	11.69
12/16/2024	SELL	9,685	10.84